SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
94 Em-Ha’moshavot Road
Park Ofer, P.O. Box 3143
Petach Tikva 4970602, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Pursuant to the notice of the 2016 annual general meeting of shareholders of CyberArk Software Ltd. (the “Company”), which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on May 24, 2016, the Company hereby furnishes the following documents:

(i)
Notice and proxy statement with respect to the Company’s annual general meeting of shareholders (the “Meeting”) to be held at 4:30 p.m. (Israel time) on June 30, 2016, at the Company’s offices at 94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	a proxy card for use in connection with the Meeting.

The notice and proxy statement is furnished with this report of foreign private issuer on Form 6-K as Exhibit 99.1 and the proxy card is furnished with this report as Exhibit 99.2.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-202850 and 333-200367).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: June 3, 2016	By:	/s/ Donna Rahav
Name: Donna Rahav
Title: General Counsel & Corporate Secretary

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EXHIBIT INDEX

Exhibit	Description

99.1	Notice and proxy statement for the annual general meeting of shareholders of the Company to be held on June 30, 2016.
99.2	Proxy card for the annual general meeting of shareholders of the Company to be held on June 30, 2016.

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